EXHIBIT 99.8

         SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

You should consider carefully the following factors in evaluating us and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

                          RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS; AS A RESULT, WE MAY FAIL TO MEET EXPECTATIONS OF INVESTORS AND ANALYSTS AND OUR STOCK PRICE MAY DECLINE.

         Our revenue and operating results may vary from quarter to quarter. As a result, we may fail to meet expectations of investors and analysts, which may cause our stock price to decline. These fluctuations may occur as a result of the following factors: variations in market acceptance of and demand for our software; the size and timing of our customer orders; increased expenses, whether related to sales and marketing, product development or administration; delays in introducing new software or software enhancements; new software introductions or changes in pricing policies by our competitors; costs related to acquisitions of technologies or businesses; and the amount and timing of expenditures related to expansion of our operations.

         The purchase of our software involves a significant commitment of resources and recurring expenses and attendant delays frequently associated with approving capital expenditures and reviewing new technologies that affect key operations. The decision-making processes of our customers' senior management requires us to provide a significant level of training to prospective customers regarding the use and benefits of our software. We may expend substantial funds and management resources during the sales cycle and fail to consummate the sale. Accordingly, our results of operations for a particular period may suffer if the sales forecasted for a particular period are delayed or do not otherwise occur.

WE RELY ON OUR STRATEGIC MARKETING RELATIONSHIPS TO GENERATE CUSTOMER REFERRALS WHICH ACCOUNT FOR APPROXIMATELY HALF OF OUR REVENUE; IF WE DO NOT SUCCESSFULLY DEVELOP AND MAINTAIN THESE RELATIONSHIPS, OUR REVENUE WILL DECREASE.

         Historically, approximately half of our sales have depended on our strategic marketing relationships. We expect that revenue from sales of our software and services based on customer referrals generated through these relationships will continue to account for a significant portion of our revenue. The loss of a significant number of these relationships would cause our revenue to decrease. Most of our revenue from these relationships is derived from strategic marketing relationships with two types of entities: large software vendors and consulting firms. Large software vendors, such as Baan, J.D. Edwards, McKesson HBOC, Oracle, QAD and SAP, often recommend our products to their customers or provide us with customer referrals. Consulting firms, such as Deloitte Consulting, may recommend our software to their customers. Some of these organizations receive referral fees for these sales and others do not. We receive license fees from the customers in these sales. We expect that a limited number of our strategic marketing relationships, such as those with McKesson HBOC, will account for a substantial portion of our customer referrals and, therefore, revenue over time. Our strategic relationships are generally terminable by either party upon 30 to 90 days notice. Therefore, the continuation of these relationships is uncertain. Furthermore, software manufacturers may decide to promote technologies and standards that are not compatible with our software, or they may lose market share for their products, which would cause our revenues to decrease.

WE RELY IN PART ON THIRD PARTY RESELLER RELATIONSHIPS TO GENERATE REVENUE; IF WE DO NOT CONTINUE TO DEVELOP AND MAINTAIN THESE RELATIONSHIPS, OUR REVENUE WILL DECREASE.

         We intend to augment our indirect sales channel through additional third-party reseller arrangements. As a result, we will likely become more dependent on this type of relationship. We may not be able to successfully augment these arrangements, and the expansion of indirect resale methods, even if successful, may not increase revenue. As a result, we may incur expenses that do not promote the growth of our business.

WE INTEND TO MAKE ACQUISITIONS IN ORDER TO REMAIN COMPETITIVE IN OUR MARKETS; IF WE ARE UNABLE TO DO SO, OUR COMPETITIVE POSITION COULD BE WEAKENED.

         We intend to continuously evaluate our position within our industry, and we may acquire complementary technologies or businesses in the future. However, we may not be able to identify suitable acquisition candidates that are available for sale at reasonable prices. Due to consolidation trends within the technology industry, failure to adopt and successfully implement a long-term acquisition strategy could weaken our competitive position. If we are able to identify suitable acquisition candidates, we may elect to finance future acquisitions using some or all of the proceeds of this offering. We may also elect to finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our shareholders. In addition, we may not be able to arrange adequate financing for any acquisitions on acceptable terms.

ACQUISITIONS MAY BE DIFFICULT TO INTEGRATE INTO OUR BUSINESS, MAY LIMIT OUR ABILITY TO MANAGE OUR OPERATIONS AND MAY RESULT IN ADVERSE ACCOUNTING TREATMENT.

         We may be unable to obtain a satisfactory return on our investments in acquisitions as a result of various factors, including: difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company with our operations; the diversion of our management's attention from other business concerns; the impairment of relationships with our employees, affiliates and organizations with which we have strategic marketing relationships; difficulties maintaining uniform standards, controls, procedures and policies; our lack of direct prior experience in the markets of the acquired company; and the loss of key employees of the acquired company.

         Future acquisitions may also involve large one-time write-offs and amortization expenses related to goodwill and other intangible assets.

WE RELY ON OUR ABILITY TO RETAIN OUR EXISTING KEY PERSONNEL AND ATTRACT ADDITIONAL KEY PERSONNEL; IF WE ARE UNABLE TO DO SO, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE AND EXPAND OUR BUSINESS.

         Our future performance depends on the continued service of our senior management, product development and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our ability to manage and expand our business. In particular, we rely on the experience and knowledge of our founder and Chief Executive Officer, C. Wayne Cape, who has provided Optio with management and leadership since its inception in 1981. None of these persons, including Mr. Cape, is bound by an employment agreement. We maintain "key person" life insurance in the amount of $1 million on Mr. Cape, but this amount likely would be inadequate to compensate us for the loss of his services.

         Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. We are particularly dependent on hiring additional personnel to increase our direct sales and research and development efforts. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense and we may fail to retain our key employees or to attract or retain other highly qualified personnel. If we fail to attract and retain these personnel, we may not be able to effectively manage and expand our business.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY; IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE MAY NOT BE ABLE TO SELL OUR SOFTWARE AND SERVICES, WHICH WOULD HARM OUR OPERATING RESULTS.

         If we are unable to satisfy our customers requirements we may lose those customers to our competitors, which would harm our operating results. The market for our software and services is intensely competitive, fragmented and constantly changing. Our customers' requirements and the technology available to satisfy those requirements continually change. We expect competition to persist and intensify in the future.

         We believe our competitors fit into three segments. The first is custom software development. The second is comprised of output management solutions from organizations such as: AFP Technology Ltd.; Create!print International, Inc.; Cypress Corporation; Dazel Corporation, which is owned by The Hewlett-Packard Company; New Dimension Software Ltd., which is owned by BMC Software, Inc.; StreamServe, Inc.; and Tivoli, which is owned by IBM Corporation.

         The third is comprised of e-business enablement organizations, which we believe we will compete with increasingly in the future, such as: Actuate Software Corporation; BlueGill Technologies Inc.; BottomLine Technologies Inc.; Brio Technology Inc.; Extricity Software, Inc.; Quest Software, Inc.; and webMethods, Inc.

         We expect to face increased competition from our current competitors. In addition, new competitors, alliances among existing and future competitors, or acquisitions by or consolidations of our competitors may emerge and rapidly gain significant market share.

         Many of these companies, as well as some other competitors, have longer operating histories and significantly greater financial, marketing and other resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. In addition, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

         Competitive pressures may make it difficult to acquire and retain clients and may require us to reduce the price of our software. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully, our business will be harmed.

WE ARE CURRENTLY EXPANDING OUR INTERNATIONAL OPERATIONS; IF WE DO NOT EFFECTIVELY MANAGE THIS EXPANSION, OUR OPERATING RESULTS WILL BE HARMED.

         Substantially all of our current international revenue is derived from the operations of our two wholly-owned subsidiaries in France and Australia. Revenue from licenses and services to customers outside of North America were $986,000 in the year ended January 31, 1999, representing 5% of total revenue, and approximately $4.2 million in the year ended January 31, 2000, representing 12.8% of total revenue. Our expanding international operations may negatively affect our operating results because of the following factors: difficulties in staffing and managing foreign operations; potential losses or gains from currency fluctuation as a result of transactions and expenses being denominated in foreign currencies; seasonal reductions in business activity in Europe; increased financial accounting and reporting burdens and complexities and potentially adverse tax consequences; delays in delivering language-specific versions of our software due to our limited experience in creating these versions; compliance with a wide variety of complex foreign laws and treaties; reduced protection for intellectual property rights in some countries; and licenses, tariffs and other trade barriers.

         We plan to expand our international operations as part of our business strategy. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources and will place additional burdens on our management, administrative, operational and financial infrastructure. We cannot be certain that our operations in other countries will produce desired levels of revenue or profitability.

OUR SOFTWARE MAY SUFFER FROM DEFECTS OR ERRORS, WHICH MAY HARM ITS REPUTATION OR SUBJECT US TO PRODUCT LIABILITY CLAIMS.

         The software we offer is inherently complex. Despite testing and quality control, current versions, new versions or enhancements of our software may contain errors after commencement of commercial shipments. Any errors may harm the reputation of our software or subject us to product liability claims. Significant technical challenges also arise with our software because our customers purchase and deploy our software across a variety of computer platforms and integrate them with a number of third-party software applications and databases. Any defects or errors that are discovered after commercial release could result in the loss of revenue or delay in market acceptance of our software. Moreover, we could face significant product liability claims and higher development costs if our software contains undetected errors, if we fail to meet our customers' expectations or if a customer's system experiences failures following the implementation of our software, regardless of our responsibility for the failure. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims. In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

THE THIRD PARTY SOFTWARE WE RELY ON MAY SUFFER FROM DEFECTS OR ERRORS OR MAY BECOME OBSOLETE, WHICH WOULD HARM OUR SALES.

         Our software contains components developed and maintained by third-party software vendors, and we expect that we will incorporate software from third-party vendors in our future software. We may not be able to replace the functionality provided by this third-party software if it becomes obsolete, defective or incompatible with future versions of our software or if it is not adequately maintained or updated. Any significant interruption in the availability of this third-party software or defects in this software could harm our sales unless and until we can secure an alternative source. In addition, we have entered into and plan to continue to enter into strategic relationships with other companies whereby we license our software for integration with their software. If the other company's software fails to meet customer expectations or causes a failure in its customers' systems, the reputation of our software could be harmed, even if our software performs in accordance with its functional specifications.

WE MAY EXPERIENCE DELAYS IN ENHANCING EXISTING SOFTWARE AND DEVELOPING NEW SOFTWARE; THESE DELAYS MAY AFFECT OUR COMPETITIVENESS AND CAUSE US TO LOSE MARKET SHARE.

         Our competitiveness and ability to maintain or increase our market share will depend, in part, on our ability to develop, test, sell and support enhancements to our current and new software on a timely basis in response to changing customer needs, competition, technological developments and emerging industry standards. Our failure to successfully adapt our software and services to this rapidly changing market could reduce our revenue and cause our operating results to suffer. The software industry is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. These developments could limit the marketability of our software and services and could render our software and services obsolete. We may not successfully identify new product opportunities or develop and bring new and enhanced products and services to the market in a cost-effective and timely manner. If we fail to release new software and upgrades on time or if they fail to achieve market acceptance, we may experience customer dissatisfaction, cancellation of orders and license agreements and loss of revenue.

WE RELY ON THIRD PARTIES TO PROVIDE PART OF OUR CONSULTING SERVICES; IF THESE THIRD PARTIES DO NOT PROVIDE SATISFACTORY SERVICE, OUR REPUTATION COULD BE HARMED AND OUR REVENUE FROM THESE SERVICES COULD DECREASE.

         We now contract with, and may increasingly contract with, third party providers to assist in providing our consulting services. Services provided by these third parties may include providing assistance to our customers in installing and implementing our software. If we are unable to continue contracting with third parties for these consulting services, or if these third parties do not meet the needs or expectations of our customers, our business and reputation may be harmed and we will have to perform these functions ourselves. Providing these services could place a significant strain on our internal consulting resources, and we may not be able to successfully perform these services on a timely and cost-effective basis.

WE MAY FAIL TO ESTABLISH A MARKET FOR OUR NEW E-BUSINESS SOFTWARE AND SERVICES, AND THEREFORE, THEY MAY NOT LEAD TO INCREASED REVENUE.

         We have recently developed and are currently developing new software to assist companies in business-to-business transactions over the Internet. To date, most of our revenue has been derived from software that was not originally designed to facilitate e-business, but rather to deliver customized information by fax, printer and e-mail. License revenue from our e-business software represented approximately $600,000 of our $17.1 million in license in the year ended January 31, 2000. If a significant market for e-business software and services fails to develop, or if we are unable to develop broad market acceptance for our e-business software, our business in this area may not grow as rapidly as we anticipate. In addition, our limited operating history in the e-business market makes it difficult for us to evaluate our future prospects in this market. We may encounter risks and difficulties associated with our new e-business initiatives as often is the case with companies that introduce new products and services into rapidly evolving markets. Internet usage for e-business, and therefore the acceptance and adoption of our e-business software and services, may be inhibited for a number of reasons, including: inadequate network infrastructure; security concerns; inconsistent quality of service; unavailability of cost effective, high-speed access to the Internet; and changes in government regulation of the Internet.

         We also believe that awareness of our software and its capabilities within this evolving market is still developing. While we have devoted significant resources to promoting awareness of our software and the problems this software addresses, these efforts may not be sufficient to build market awareness for our software.

DISPUTES REGARDING OUR INTELLECTUAL PROPERTY COULD NEGATIVELY IMPACT OUR ABILITY TO SELL OUR SOFTWARE AND SERVICES.

         We believe our ability to sell our software and services depends, in part, on protecting our proprietary intellectual property and favorably resolving intellectual property claims that may be brought against us. If we fail to do so, our ability to sell our software and services may be restricted, as a result of which our operating results would suffer.

         We rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights. We have applied for the federal registration of trademarks for "Optio" and "MedForms." We have also registered the domain name "optiosoftware.com." We have not filed any copyrights for our software.

         The steps we have taken to protect our proprietary rights may not be adequate, we may not be able to secure trademark or service mark registrations for our marks in the United States or in foreign countries and third parties may infringe upon or misappropriate our copyrights, trademarks, service marks, domain names and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in foreign countries. Also, our competitors or others may adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights. Any litigation would divert management resources, be expensive and may not effectively protect our intellectual property. Our inability to protect our marks adequately could harm our business.

         We may be subject to litigation for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Furthermore, adverse determinations in litigation could result in the loss of proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our services. If we are required to obtain new licenses from third parties, we may not be able to obtain them on commercially reasonable terms. Any of these results could reduce the acceptance of the Optio brand, which would cause our business to suffer.

SALES OF OUR SHARES COULD CAUSE OUR STOCK PRICE TO FALL.

         Future sales of our common stock may depress our stock price. Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our common stock.

OUR MANAGEMENT AND AFFILIATES CONTROL MORE THAN 56% OF OUR STOCK AND WILL THEREFORE BE ABLE TO DETERMINE THE OUTCOME OF ANY SHAREHOLDER VOTE.

         Over 56% of our stock is controlled by our management and affiliates; as a result, they can determine the outcome of any shareholder vote. This may discourage a potential acquirer from offering to purchase or otherwise attempting to obtain control of Optio, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price. As a result, our officers, directors and affiliated persons will effectively be able to: elect, or defeat the election of, our directors; amend or prevent amendment of our Articles of Incorporation or Bylaws; effect or prevent a merger, sale of assets or other corporate transaction; and control the outcome of any other matter submitted to the shareholders for vote. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

OUR ARTICLES OF INCORPORATION AND BYLAWS, AS WELL AS GEORGIA LAW, MAY PREVENT OR DELAY A FUTURE TAKEOVER, THUS PREVENTING INVESTORS FROM REALIZING A PREMIUM ON OUR STOCK PRICE.

         Our articles of incorporation, bylaws and Georgia law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our shareholders. For example, our articles of incorporation and bylaws provide, among other things, that: our board of directors, without shareholder approval, has the authority to issue preferred stock with rights superior to the rights of the holders of common stock; shareholders must comply with advance notice provisions contained in our bylaws to make proposals at shareholder meetings and nominate candidates for election to our board of directors; our board of directors is classified and directors have staggered terms; and the shareholders may call a special meeting only upon request of 50% of the votes entitled to be cast on each issue to be considered at the special meeting. Georgia law also contains "business combination" and "fair price" provisions that may have the effect of delaying, deterring or preventing a change in control of Optio.

THE MARKET FOR TECHNOLOGY COMPANIES HAS EXPERIENCED EXTREME PRICE AND VOLUME VOLATILITY THAT HAVE OFTEN BEEN UNRELATED OR DISPROPORTIONATE TO THE OPERATING PERFORMANCE OF THOSE COMPANIES.

         These broad market and industry factors may harm our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies are at or near historical highs and reflect relative valuation levels substantially above historical levels. These trading prices and relative valuation levels may not be sustained.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF THERE ARE UNRESOLVED YEAR 2000 PROBLEMS WITH OUR SOFTWARE AND INTERNAL SYSTEMS THAT WE HAVE NOT DISCOVERED YET.

         We spent considerable internal and external resources from 1997 through 1999 preparing for the "Year 2000" computer issue. The Year 2000 issue relates to the ability of a computer system to properly process data beginning on January 1, 2000. The Company's efforts were spent to ensure that its computer products were "Year 2000 Ready," as defined, and that its internal core information technology (IT) and non-IT systems were Year 2000 Ready.

         Optio believes it successfully implemented its Year 2000 program, as evidenced by the continued successful operation of its computer products and core internal IT and non-IT systems.

We have not encountered significant problems with our third-party customers, financial institutions, vendors and others with whom it conducts business. We will continue to monitor our product performance and core IT and non-IT systems throughout 2000 to ensure ongoing performance. While there can be no assurance that no Year 2000 related issues will arise, as of January 31, 2000, we believe, based on information currently available, that Year 2000-related events are not likely to have a material effect on our results of operation, financial condition or liquidity.

         Optio did not separately track expenditures to achieve Year 2000 readiness. Those expenditures were absorbed within the development organization. To date, costs related to Year 2000 readiness have not been material relative to Optio's overall development expenditures. Furthermore, based on Optio's experience to date, Optio does not anticipate that costs associated with remediating non-compliant products or internal systems will be material.

         Despite the measures we are taking, we cannot assure you that Year 2000 issues will not be discovered in our software or internal software systems. If Year 2000 issues are discovered, we cannot assure you that our contingency plan will be adequate to deal with them effectively, or that the costs of making our software and systems Year 2000 ready will not have a material adverse effect on our business, operating results and financial condition. Although we have not been a party to any litigation or arbitration proceeding to date involving our software or services and related to Year 2000 compliance issues, there can be no assurance that we will not in the future be required to defend our software or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, would harm our business.